Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES SUCCESSFUL W ZONE BULK SAMPLE; MAKES DECISION TO PROCEED TO COMMERCIAL PRODUCTION

MONTREAL, Quebec, Canada, June 19, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce a successful completion of the bulk sampling phase for its W Zone Gold Project (“W Zone” or the “Project”), located in Val-d’Or, Quebec. As a result, the Corporation has made a decision to proceed to the commercial production phase of the Project.

Highlights:

  7,700 tonne W Zone bulk sample generated 1,315 Au ounces with a mill recovery rate of 97.4% and an average recovered grade of 5.30 g/t Au. The tonnes provided for the bulk mill sample consisted entirely of material from the development drifts;

  3 month pre-production phase is expected to generate approximately 3,000 Au ounces of non-commercial production during the third quarter of 2013;

  Start of commercial production anticipated in early October, generating additional gold production of approximately 3,000 Au ounces during the fourth quarter of 2013; production rate of 6,000 tonnes per month expected to continue in 2014.

Development of the W Zone to date, from which material was used to complete the 7,700 tonne bulk sample, has confirmed the Corporation’s understanding of the mineralized zone. Similarly, average mineralized widths were validated during development, and mill recovery rates and metallurgical results from this phase correlated with the Corporation’s expectations. In addition, results derived from both development and milling confirm the project’s estimated reserves. Specifically, as at December 31, 2012, the W Zone Gold Project had estimated Probable Reserves of 132,251 tonnes at a grade of 7.21 g/t for 30,680 Au ounces.

Monthly tonnage levels from the W Zone are expected to exceed 60% of the projected 6,000 tonne per month commercial production level over the 3 month period of July, August and September, during which a total of approximately 3,000 ounces of non-commercial gold are forecasted to be produced. The project is expected to transition into commercial production at the beginning of October, and is expected to add approximately 3,000 Au ounces to the Corporation’s 2013 projected gold production of 65,000 ounces, bringing Richmont’s revised 2013 gold production forecast to 68,000 ounces.

Paul Carmel, President and CEO of Richmont commented: “We are very pleased with the successful bulk sampling phase of the W Zone Gold Project as it confirms our understanding of the mineralized zone. The increased tonnage from the W Zone will improve efficiency and unit cost levels at our Camflo Mill, benefits that we expect will further increase in the event our Monique Gold Project also proceeds from bulk sampling into commercial production. In the meantime, we will be ramping up production levels at the W Zone over the coming months, and look forward to declaring commercial production on this project at the beginning of October.”

RICHMONT MINES ANNOUNCES SUCCESSFUL W ZONE BULK SAMPLE; MAKES DECISION TO PROCEED TO COMMERCIAL PRODUCTION
June 19, 2013

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing three gold projects: the Island Gold Deep, W Zone and the Monique Gold projects. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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